Certain portions of this correspondence have been omitted pursuant to a request for confidential treatment which has been filed separately with the SEC.
June 29, 2007
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Jeffrey P. Riedler
Assistant Director

Re:	Cumberland Pharmaceuticals Inc.
Form S-1 Registration Statement
File No. 333-142535
Ladies and Gentlemen:
     We represent Cumberland Pharmaceuticals Inc. (the “Company”) in connection with its filing of a Registration Statement on Form S-1 (File No. 333-142535). On June 22, 2007, we responded to a comment letter of the Commission Staff dated June 8, 2007. In our response to Comment No. 48, we committed to provide the Staff by a supplemental letter with a reconciliation of the difference between the strike price of stock options recently granted by the Company and what we anticipate to be the range of value of the Company’s stock sold to investors in the public offering.
     In January and February 2007, the Company issued options to purchase 45,460 common shares (less than 1% of the weighted average shares outstanding as of March 31, 2007). These options were given a strike price of $22.00 per share, which the Company’s board of directors determined to be the fair market value of a share of the Company’s common stock as of January 16, 2007. The board made this determination based, in part, upon a December 2006 analysis by the firm of Morgan Joseph. In its analysis, Morgan Joseph applied a valuation methodology based on projected free cash flows and trading multiples of comparable public companies, taking into account that there was no public trading market for the Company’s common stock. The $22.00 per share price equates to approximately $220 million total equity value.
     In preliminary discussions with the underwriters in the public offering, the underwriters have indicated that the pre-money valuation of the Company will be in the range of $[***] to $[***].
     The difference in value between the January 2007 and the preliminary valuation range estimated by the underwriters today is attributable to several factors but is primarily due to an

Adams And Reese llp
United States Securities and Exchange Commission
June 29, 2007

increase in the Company’s projected net revenue, operating income and cash flows over the next five years. The following factors contributed to the changes in the revised financial forecast:
•	Sales of Acetadote have been strong and changes in the market for Acetadote have caused the Company to raise its forecasts. Clinical studies of Acetadote to explore other potential indications for the product are underway.

•	Marketing of Kristalose has progressed considerably, and Miralax and Zelnorm, two competitors of Kristalose, have left the U.S. prescription laxative market.

•	The Company has enrolled patients in new clinical trials for Amelior that have commenced since January and are progressing towards completion.

•	The Company has continued development of new products and new markets for existing products.
     Another factor in the valuation difference between January 2007 and June 2007 is that there was a slightly greater assumed illiquidity discount in the January 2007 valuation.
     The higher price range for the IPO also reflects improvement in stock market conditions, as reflected in the increases in the market indices during the past six months. The Dow Jones Industrial Average, NASDAQ Composite Index, and Standard and Poor’s 500 Composite Stock Price Index have risen eight percent, eight percent, and six percent, respectively, year-to-date in 2007.
     We would welcome the opportunity to discuss any questions you may have with the Commission staff. I can be reached, at your convenience, at (615) 259-1450. In my absence, please ask to speak with Virginia Boulet.
Sincerely yours,
ADAMS AND REESE LLP
/s/ Martin S. Brown, Jr.

cc:	Greg Belliston, Esq., United States Securities and Exchange Commission
A.J. Kazimi, Cumberland Pharmaceuticals Inc.
Donald J. Murray, Esq., Dewey Ballantine LLP, Counsel to the underwriters